

U.S. SE[barcode]MMISSION

07002675

8-67064

| ANNUAL AUDITED REPORT<br>FORM X-17A-5<br>PART III |
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FACING PAGE
Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act
of 1934 and Rule 17a-5 Thereunder

| SEC FILE NO. |
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| ~~801-64847~~ |

REPORT FOR THE PERIOD BEGINNING 11/25/05 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Harris Investor Services, Inc.



SEC MAIL
RECEIVED
PROCESSING
FEB 2 8 2007
WASH. D.C.
213
SECTION


| Official Use Only |
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| |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

111 West Monroe, Suite 18W
Chicago, Illinois 60603

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Trista A. Myslinski (312) 461-6033
(Area Code -- Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
*(Name -- if individual, state last, first, middle name)*

KPMG, LLP

| 303 East Wacker Drive | Chicago | IL | 60601 |
|---|---|---|---|
| (ADDRESS) Number and Street | City | State | Zip Code |

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
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| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

PROCESSED

MAR 0 7 2007

THOMSON
FINANCIAL

This report contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [ ] (c) Statement of Income (Loss)
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholder's Equity
- [ ] (f) Statement of Changes in Borrowings Subordinated to Claims of General Creditors
- [ ] (g) Computation of Net Capital Pursuant to Rule 15c3-1
- [ ] (h) Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanations, of the computation of Net Capital Under Rule 15c3-1, and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3 (not applicable)
- [ ] (k) A Reconciliation between the Audited and Unaudited Statements of Consolidated Financial Condition with respect to methods of Consolidation (see notes to the Consolidated Financial Statements)
- [X] (l) An Oath or Affirmation
- [ ] (m) A Copy of the SIPC Supplemental Report (under separate cover)
- [ ] (n) Independent auditors report on internal accounting control.
- [ ] (o) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures and Options accounts
- [ ] (p) Schedule of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to the Commodity Exchange Act

**OATH OR AFFIRMATION**

STATE OF ILLINOIS )
COUNTY OF COOK ) SS:

I, Trista A. Myslinski, being duly authorized and sworn, affirm that I am an officer of Harris Investor Services, Inc., and, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules of the Company for the period November 25, 2005 through December 31, 2006 are true and correct. I further represent that neither the Company nor any director or principal officer has any proprietary interest in any account classified solely as that of a customer.

Trista A. Myslinski
Vice President, Financial Controller


"OFFICIAL SEAL"
TINEKA D. HOLLINS
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 4/6/2010

State of IL, County of Cook
Signed before me on this 27 day of Feb, 2007 by Tineka D. Hollins
Notary Public

Subscribed and sworn to before me this 27th day of February, 2007.

Notary Public

**Harris Investor Services, Inc.**

Statement of Financial Condition

December 31, 2006

## Index



**KPMG LLP**
303 East Wacker Drive
Chicago, IL 60601-5212

## Independent Auditors' Report

The Board of Directors of
Harris Investor Services, Inc.:

We have audited the accompanying statement of financial condition of Harris Investor Services, Inc. (the Company) as of December 31, 2006 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Harris Investor Services, Inc. as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Chicago, Illinois
February 27, 2007

**Harris Investor Services, Inc.**

Statement of Financial Condition

December 31, 2006

(In thousands)

**Assets**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 1,016 |
| Securities purchased under agreements to resell | | 8,404 |
| Securities owned | | 11 |
| Receivable from clearing broker-dealer | | 118 |
| Deferred tax asset | | 702 |
| Accounts receivable and other assets | | 639 |
| Total assets | $ | 10,890 |

**Liabilities and Ownership Equity**

| | | |
|---|---|---|
| Liabilities: | | |
| Accrued compensation and related benefits | $ | 1,709 |
| Accounts payable and accrued expenses | | 1,296 |
| Total liabilities | | 3,005 |
| Ownership equity: | | |
| Common stock (No par value, 102 shares outstanding) | | 10,200 |
| Accumulated deficit | | (2,315) |
| Total ownership equity | | 7,885 |
| Total liabilities and ownership equity | $ | 10,890 |

See accompanying notes to financial statements.

**Harris Investor Services, Inc.**

Statement of Financial Condition

December 31, 2006

## (1) Nature of Operations and Significant Accounting Policies

### *(a) Organization and Basis of Presentation*

Harris Investor Services, Inc. (the Company) is a registered broker-dealer subject to regulation by the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers, Inc. (NASD). The Company was formed and incorporated in August 2005 and is 100% owned by Harris Bankcorp, Inc. (the Parent), a holding company subsidiary of the Bank of Montreal (the Ultimate Parent), a Canadian bank.

Effective November 2005, the Company was approved as a member of the NASD and as a SEC registered investment advisor. Pursuant to Rule 17a-5(d) of the Securities Exchange Act of 1934, a broker-dealer is not required to file an audited annual report of financial statements if the broker-dealer registration became effective within three months of the end of its initial audit period and the broker does not clear transactions or carry customer accounts. Under this exemption in Rule 17a-5(d), the broker-dealer's audited annual report for the next audit period is required to cover the entire period from the effective date of the broker-dealer's registration. The Company's registration was approved on November 25, 2005 and, following the rule noted, the audit period presented in the financials is for the period November 25, 2005 through December 31, 2006.

The Company is in the business of providing brokerage services for retail customers, primarily investment advisory and financial planning services to the Parent's customers through banking branch locations. Pursuant to a clearing agreement between the Company and its clearing broker, Pershing LLC (Pershing), a wholly owned subsidiary of the Bank of New York Company, Inc., all securities transactions are cleared on a fully disclosed basis. Under the agreement, Pershing provides the Company with certain back office support and clearing services.

### *(b) Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

### *(c) Cash and Cash Equivalents*

Cash and cash equivalents include funds held in the Company's bank accounts for firm operating activities.

### *(d) Securities Purchased Under Agreements to Resell*

Securities purchased under agreements to resell (resale agreements) are accounted for as collateralized financing transactions and are carried at their contractual amounts plus accrued interest. These highly liquid securities have original maturities at the date of purchase of three months or less. The Company's policy is to obtain possession of collateral with a market value equal to or greater than the principal amount loaned under resale agreements. The Company monitors the market value of the underlying securities relative to the amounts due under the agreements.



(Continued)

Substantially all resale activities are transacted under master netting agreements that give the Company the right, in the event of a default, to liquidate collateral held and to offset receivables and payables with the same counterparty.

*(e)* ***Securities Owned***

Securities owned include securities held in firm-owned accounts at the Company's clearing broker.

*(f)* ***Receivable from Clearing Broker-Dealer***

Receivable from clearing broker-dealer consists of a cash deposit of $100,000, revenues earned and expenses incurred from customer transactions conducted through the clearing broker of $19,000, net of an allowance for doubtful accounts of $1,000. The allowance for doubtful accounts balance represents the total amount of customer unsecured debit balances.

*(g)* ***Accounts Receivable and Other Assets***

Accounts receivable and other assets consist of miscellaneous receivables and prepaid expense balances. At December 31, 2006, the balance primarily consists of $80,000 in accrued commission revenue, $189,000 in accrued advisory fees, and $151,000 in prepaid annual regulatory fees.

*(h)* ***Ownership Equity***

Ownership equity includes a capital contribution of $10,200,000 received from Harris Bankcorp, Inc., an affiliate of the Company and a wholly-owned subsidiary of the Ultimate Parent. The Company issued 102 shares of common stock with no par value per share. The fair market value of the stock is equal to the amount contributed by the affiliate.

*(i)* ***Income Taxes***

Deferred tax assets and liabilities, as determined by the temporary differences between financial reporting and tax bases of assets and liabilities, are computed using currently enacted tax rates and laws.

The Company is a Delaware corporation which is included in the consolidated federal income tax return which includes the Parent and affiliates. Under the terms of a tax sharing agreement, the Company records provisions for income taxes as if it were a separate company and receives payments associated with current federal tax losses. The Company files separate tax returns in certain states as well as consolidated tax returns in other states.

*(j)* ***Securities Transactions***

Securities transactions are recorded on a settlement date basis and, if material, adjustments are made to a trade date basis.

## (2) Fair Value of Financial Instruments

Substantially all of the Company's assets and liabilities are considered financial instruments and are either already reflected at fair value, are short-term, or are replaceable on demand. Therefore, their carrying amounts approximate fair values.



(Continued)

## (3) Commitments and Contingencies

The Company leases office space and equipment under noncancelable operating lease agreements with the Parent which expire on an annual basis. The Company is committed to its currently leased space through September 2007.

## (4) Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets as of December 31, 2006 are presented below:

| *(In thousands):* | |
|---|---|
| Gross deferred tax assets: | |
| Deferred employee compensation | $372 |
| Employee benefit plans | 325 |
| Deferred income and accrued expense | 5 |
| Gross deferred tax assets | 702 |
| Net deferred tax assets | $702 |

Included in the net deferred tax asset are deferred tax assets of $596,000 that were transferred by the Parent to the Company relating to employee compensation and benefits of former Harris*direct* LLC employees that are now employees of the Company.

The Company is included in consolidated returns for federal and Illinois reporting purposes. Based upon the consolidated group's carryback ability and projections of future taxable income, Management believes that the realization of the recognized net deferred tax asset is more likely than not; and as such, no valuation allowance has been recorded at December 31, 2006.

## (5) Related Parties

Cash and cash equivalents include balances of $1,016,000 maintained at Harris N.A., an affiliate of the Company and a wholly-owned subsidiary of the Parent.

Substantially all of the Company's lending and financing transactions are entered into with the Parent or an affiliate of the Parent. Additionally, investment transactions (resale agreements) are conducted with subsidiaries of the Parent. As of December 31, 2006, such investments amounted to $8,404,000.

At December 31, 2006, accounts payable and accrued expenses include $525,000 in amounts payable to affiliates for intercorporate service fees and $499,000 in taxes payable for federal and state tax liabilities.

At December 31, 2006, other assets include $16,000 in receivables from affiliates. The receivable results from compensation-related services provided to affiliates.



(Continued)

**(6) Employee Benefit Plan**

The Company is one of the sponsors of various noncontributory pension plans of the Parent, in which the Company's employees are eligible to participate. For those employees participating in retirement plans, all are included in a primary plan (the plan). The plan's benefit formula is an account-based formula which is based upon eligible pay, age, and length of service. The policy for the plan is to have the participating entities, at a minimum, fund annually an amount necessary to satisfy the requirements under the Employee Retirement Income Security Act of 1974 (ERISA), without regard to prior years' contributions in excess of the minimum.

The Company is one of the sponsors of the Parent's post-retirement medical plan (the medical plan) which provides medical care benefits for retirees (and their dependents) who have attained age 55 and have at least 10 years of service. The Company, in accordance with the policies of the Parent, has elected to defer its accumulated post-retirement benefit obligation and amortize it on a straight-line basis over 20 years. At December 31, 2006, the unrecognized transition obligation for all sponsors of the medical plan approximates $11,800,000.

**(7) Off-Balance-Sheet Risk and Concentration of Credit Risk**

Credit risk is the amount of accounting loss the Company would incur if a counterparty failed to perform its obligations under contractual terms. Substantially all of the clearing and depository operations for the Company are performed by its clearing broker pursuant to a clearance agreement. The Company and the clearing broker review, as considered necessary, the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on bank deposits.

**(8) Net Capital Requirements**

The Company is a registered broker-dealer and is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1). The Company claims exemption from Rule 15c3-3 of the SEC per paragraph (k)(2)(ii) of the Rule on the basis that the broker-dealer does not carry customer accounts. The Company's required net capital is the greater of $50,000 or the amount based on aggregate indebtedness. At December 31, 2006, the Company's net capital of $6,623,000 was in excess of the minimum requirement by $6,422,000.



END